UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):  ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For period ended: December 31, 2018
☐ Transition report on Form 10-K
☐ Transition report on Form 20-F
☐ Transition report on Form 11-K
☐ Transition report on Form 10-Q
☐ Transition Report on Form N-SAR
For the transition period ended:
Read instruction (on back page) before preparing form. Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Part I – Registrant Information
DENTSPLY SIRONA Inc.
Full name of registrant
221 West Philadelphia Street
Address of Principal Executive Office
York, Pennsylvania 17401-2991
City, State and Zip Code
Part II – Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

DENTSPLY SIRONA Inc. (the “Company” or “Dentsply Sirona”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2018 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense.

This is due to the Company’s management needing additional time to review the accounting results and related internal controls of an immaterial business which is being shut down. In connection with the decision to discontinue the business’s operations, the Company identified certain accounting irregularities, which the Company believes are immaterial to its results of operations and for which the Company has taken remedial action. Net sales related to this business were less than 1% of the Company’s consolidated net sales for 2018. The Company requires additional time to complete its review but still expects to file the Form 10-K within the time period prescribed in Rule 12b-25 promulgated under the Securities Exchange Act of 1934.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Nicholas W. Alexos	(717) 845-7511
(Name)	(Area code) (Telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Please refer to Annex A, which is attached to this Form 12b-25 and incorporated by reference herein.

DENTSPLY SIRONA Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 1, 2019	By:	/s/ Nicholas W. Alexos
Nicholas W. Alexos
Executive Vice President, Chief Financial Officer & Principal Accounting Officer

Annex A (pursuant to Part IV, Question 3)

The Company announced in a preliminary earnings release its financial results for the fourth quarter and fiscal year ended December 31, 2018.

Reported net sales of $1,059.7 million declined 2.9% compared to $1,091.0 million in the fourth quarter of 2017, and declined 0.1% on an internal sales growth basis. Revenues saw solid increases in Europe, up 4.6% (+8.7% on an internal sales growth basis), and in the Rest of World, up 1.4% (+7.1% on an internal sales growth basis). This was partially offset by declines in the U.S., down 14.7% (-15.9% on an internal sales growth basis), driven by expected high levels of dealer destocking during the quarter.

Net income attributable to Dentsply Sirona for the fourth quarter of 2018 was $1.8 million, or $0.01 per diluted share, compared to a net loss of $650.4 million, or $2.85 per diluted share, in the fourth quarter of 2017. On an adjusted basis, excluding certain items, non-US GAAP net earnings per diluted share were $0.58 compared to $0.82 in the fourth quarter of 2017.

Fourth quarter Consumable revenues increased by 3.4% and increased by 5.4% on an internal sales growth basis. Consumable segment revenue growth benefited from a recovery in shipment levels at our European distribution center in Venlo, the Netherlands.

Technology & Equipment revenues declined by 7.4% in the fourth quarter of 2018, down 4.1% on an internal sales growth basis. Fourth quarter Technology & Equipment revenues were impacted by $31 million of inventory destocking, as compared to inventory stocking of $21 million in the fourth quarter of 2017. Excluding inventory stocking and destocking in both quarters, Technology & Equipment fourth quarter internal revenues would have increased as compared to the fourth quarter of the prior year.

Reported net sales of $3,986.3 million as compared to $3,993.4 million in 2017 and declined 1.8% on an internal sales growth basis. 2018 sales were negatively impacted, based on the Company’s estimate, by approximately $100 million due to inventory destocking at our dealer partners. In 2017, sales benefited from $28 million of inventory build in the channel.

Net loss attributable to Dentsply Sirona for 2018 was $1,011.0 million, or a loss of $4.51 per share, compared to a net loss of $1,550.0 million, or $6.76 per diluted share in 2017. On an adjusted basis, excluding certain items, non-US GAAP earnings per diluted share in 2018 were $2.01 compared to $2.66 in 2017.

The Company believes that the results contained herein are materially correct; however, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Company’s 10-K.

Forward-Looking Statements and Associated Risks
The statements included in this Form 12b-25 regarding future financial performance and results of operations and other statements that are not historical facts are forward-looking statements within the meaning of the federal securities laws. Forward-looking statements in this Form 12b-15 include, but are not limited to, statements about the completion of the year-end financial statement audit and expected financial results referred to herein, and/or the Company’s plans, objectives, expectations (financial or otherwise) or intentions.
The Company’s forward-looking statements involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. The Company does not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause the Company’s actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, (i) unanticipated factors that may delay the Company’s completion of its Form 10-K and audited financial statements; (ii) the preliminary nature of the financial results contained in this Form 12b-25 and the possibility that such results could materially change as they are finalized and audited; and (iii) other factors described the risks identified in Part I, Item 1A, “Risk Factors” of the Company’s annual report on Form 10-K filed with the SEC on March 15, 2018, its periodic reports on Form 10-Q filed with the SEC on May 7, 2018, August 7, 2018 and November 8, 2018, and any other information included or incorporated by reference therein, and information which may be contained in the Company’s other filings with the SEC, when reviewing any forward-looking statement. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in the Company’s SEC filings, to be a complete discussion of all potential risks or uncertainties associated with an investment in the company. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.